September 6, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: ECCO Auto World Corporation

Form S-1/A

Filed August 15, 2017

File No. 333-218334

To the men and women of the SEC:

On behalf of ECCO Auto World Corporation, (“we”, “us”, or the “Company”), are responding to comments provided orally to the Company via telephone, addressed to Mr. Yiap Soon Keong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on August 15, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Preliminary Prospectus; page 1

1. Remove language in the preliminary prospectus so that it is more succinct.

Company Response: We have removed language in this section regarding the use of proceeds from the offering due to the fact that the information is disclosed in another location within the registration statement.

Security Ownership of Certain Beneficial Owners and Management; page 26

2. Add the address of the parties listed under the table for “Security Ownership of Certain Beneficial Owners and Management”.

Company Response: We have added the addresses.

Financial Statements

3. Revise the Description of Business in Note 1 on page F7 and F15, and in Note 7 on F18 revise the date through which subsequent events have been evaluated.

Company Response: We have revised accordingly.

Undertakings; page 29

4. Please revise this section so that it cites Rule 424(b) as opposed to Rule 383(b).

Company Response: We have revised accordingly.

Consent of PCAOB

5. Please provide an updated consent from the PCAOB.

Company Response: We have included an updated consent provided by the PCAOB.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 6, 2017

/s/ Yiap Soon Keong

Yiap Soon Keong

Chief Executive Officer